FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

The oil spill incident of a drilling rig in the Gulf of Mexico(2)

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 23, 2010

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2010

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President Chief Financial Officer

July 23, 2010

For Immediate Release:

To Whom It May Concern

Mitsui & Co., Ltd.

The oil spill incident of a drilling rig in the Gulf of Mexico(2)

As previously disclosed in its Report of Foreign Private Issuer on Form 6-K filed on May 6, 2010 by Mitsui & Co., Ltd. (“Mitsui”) with the U.S. Securities and Exchange Commission (the “SEC”), a third-party semi-submersible drilling rig, known as the Deepwater Horizon rig, which was conducting exploration work on the Mississippi Canyon 252 block in the Gulf of Mexico, experienced an explosion during April 2010, which sank the rig and resulted in spill of hydrocarbons from the well. Since the explosion, there has been an on-going, large-scale well-control and clean-up effort. MOEX Offshore 2007 LLC (“MOEX Offshore”) holds a 10% minority non-operating interest in the Mississippi Canyon 252 lease on which the Deepwater Horizon rig was drilling. MOEX Offshore is a wholly owned subsidiary of MOEX USA Corporation, which in turn is wholly owned by Mitsui Oil Exploration Co., Ltd., in which Mitsui holds a 69.91% equity interest.

On July 22, 2010, Naoki Ishii, President of MOEX Offshore testified at a hearing before the Subcommittee on Federal Financial Management, Government Information, Federal Services and International Security of the U.S. Senate Committee on Homeland Security and Governmental Affairs with respect to the Deep Horizon incident in the Gulf of Mexico. The statement prepared and submitted on behalf of MOEX Offshore that is part of the hearing record is attached to this Report on Form 6-K.

Given its indirect equity interest in a non-operating interest holder of the lease on which the Deepwater Horizon rig was drilling, and in light of the ongoing investigations into the facts and circumstances surrounding the incident, the many pending lawsuits and the uncertainty as to the proper application of the provisions of the operating agreement relating to the well that affect the respective rights and responsibilities of the three holders of interests in the lease for costs associated with the incident, Mitsui is currently unable to estimate the potential liability of MOEX Offshore or its affiliates, if any, for the costs associated with the Deepwater Horizon incident in the Gulf of Mexico. Therefore, Mitsui is unable, at this time, to determine the impact, if any, the incident will have on its future operating results, financial position or cash flows.

[attach the written statement prepared for the U.S. Senate subcommittee hearing]

For further information, please contact:

Mitsui & Co., Ltd.
Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7540

Notice:

This Report on Form 6-K contains forward-looking statements about Mitsui and its subsidiaries within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based on Mitsui’s current assumptions, expectations and beliefs in light of the information currently available to it and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the outcome of the events in the Gulf of Mexico relating to the Deepwater Horizon incident. Such risks, uncertainties and other factors may cause Mitsui’s actual results, financial position or cash flows to be materially different from any future results, financial position or cash flows expressed or implied by these forward-looking statements. These risks, uncertainties and other factors involve the nature and scope of Mitsui’s liability with respect to the events in the Gulf of Mexico relating to the incident, including, but not limited to, (a) the amount, if any, of the contribution by MOEX Offshore or its affiliates to the cost of the ongoing clean-up and other costs associated with the well incident as a result of governmental actions, initiatives or proceedings, (b) the outcome of current and future legal proceedings against MOEX Offshore or its affiliates brought by governmental or private parties, which may involve civil and criminal claims for damages, penalties or injunctive relief, (c) the availability or adequacy of claims under indemnification provisions of the operating agreement relating to the well and of coverage under insurance policies with respect to the Deepwater Horizon incident, (d) the ability of the holders of interests in the lease, their affiliates and others to agree to a mutually acceptable allocation of the costs associated with the incident and their ability to pay their share of the costs, including the resolution of outstanding and future requests for reimbursement of costs made by the operator of the well, or (e) the other factors contained in Mitsui’s most recent Annual Report on Form 20-F and other Reports on Form 6-K filed with the SEC or in its other public filings or press releases. Mitsui undertakes no obligation to publicly update or revise any forward-looking statements.

Mr. Naoki Ishii

President

MOEX Offshore 2007 LLC

Statement Prepared for the Hearing on

“The Gulf of Mexico Oil Spill: Ensuring a Financially Responsible Recovery

(Part II)”

Subcommittee on Federal Financial Management, Government Information,

Federal Services and International Security of the U.S. Senate Committee on

Homeland Security and Governmental Affairs

July 22, 2010

Chairman Carper, Ranking Member McCain, distinguished members of the Subcommittee, thank you for the opportunity to testify at today’s hearing. I am Naoki Ishii, President of MOEX Offshore 2007 LLC (“Offshore”), based in Houston, Texas. Offshore holds a 10 percent minority non-operating interest in the Block 252 Mississippi Canyon lease on which the Deepwater Horizon rig was drilling.

We are deeply saddened by the tragedy of the Deepwater Horizon accident. Our thoughts and prayers go out to the families of those who were lost during the explosion and to all of those who have been affected by this spill. We understand the significance of this matter to the Gulf Coast and we will continue to cooperate with all of the parties who are responding to and investigating this accident.

Offshore is a non-operating minority investor in the Mississippi Canyon Block 252 lease. Our expertise lies in evaluating and investing in promising geologic formations for the production of oil and gas. We do not conduct actual field operations or activities to develop oil and gas. Drilling arrangements throughout the Gulf usually charge the operator of the project, BP in this case, with responsibility for all operational aspects of the project including selecting and managing contractors, planning and implementation, and making all engineering and design decisions, stopping the flow of oil in the event of a blowout, and otherwise responding to oil spills and managing the payment of claims that might arise in connection therewith.

When deciding to invest in the project, Offshore placed confidence in BP’s expertise and experience in drilling deepwater wells in the Gulf. Offshore had no role in the selection or operation of the Deepwater Horizon rig. When Offshore made its investment in the project, the government approvals for the drilling plan were in place, and drilling operations had already commenced. As a minority non-operating investor, Offshore had no right or ability under the parties’ contracts to alter the drilling plan, and further, Offshore was not aware of any reason to doubt the sufficiency or competency of the drilling plan.

During the drilling activities, BP provided us with some information regarding its progress and we monitored the project’s costs consistent with our non-operating role. At no time did Offshore seek to influence any of BP’s operational decisions. In addition, pursuant to the parties’ contracts, Offshore had no right to control or direct the activities or operations which were being conducted.

Offshore has numerous concerns relating to the circumstances surrounding these extraordinary events and we are closely monitoring the ongoing investigations. In the interim, we have announced that we will relinquish all right, title, or interest that we might have to oil captured from the blown out well. It is our position that proceeds from the sale of the captured oil should go to assist those who have been affected by this tragic accident and to help restore the natural resources across the Gulf Coast.

Offshore looks forward to working in good faith with Congress, the Executive Branch, and with state and local governments to restore the Gulf Coast and to put the people of the Gulf region back to work.

I look forward to answering any questions you may have during this hearing. Thank you again for the opportunity to share our views.

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